FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a–16 OR 15d–16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number: 001-33178

MELCO RESORTS & ENTERTAINMENT LIMITED

36th Floor, The Centrium

60 Wyndham Street

Central

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20–F or Form 40–F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

MELCO RESORTS & ENTERTAINMENT LIMITED

Form 6–K

Signature

Exhibit 20.1 Depositary’s Notice of Annual General Meeting of the Registrant

Exhibit 20.2 Registrant’s Notice of Annual General Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MELCO RESORTS & ENTERTAINMENT LIMITED

By:	/s/ Stephanie Cheung
Name:	Stephanie Cheung
Title:	Chief Legal Officer and Company Secretary

Date: April 15, 2021

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 20.1	Depositary’s Notice of Annual General Meeting of the Registrant

Exhibit 20.2	Registrant’s Notice of Annual General Meeting